SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                               Sunway Global Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    86800G105
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 23, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 7 pages

CUSIP No.:  86800G105

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   5,024,799
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   - 5,024,799

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,024,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 7 pages

CUSIP No.:  86800G105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   5,024,799
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -  5,024,799

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,024,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 7 pages

CUSIP No.:  86800G105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                   7       SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                8       SHARED VOTING POWER   -   5,024,799
OWNED BY
EACH                        9       SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                 10      SHARED DISPOSITIVE POWER   -   5,024,799

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,024,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 7 pages

                                EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Sunway Global Inc. (f/k/a National Realty & Mortgage, Inc.), a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 2 supplements Items 3, 4 and 7 and amends and restates in its entirety Item 5 of the Schedule 13D (as amended) (the "Existing Schedule 13D") filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons").

ITEM 3.  Source and Amount of Funds or Other Consideration

         The funds used to exercise the J-Warrant (as defined below) described in Item 4 of this Amendment No. 2 were acquired pursuant to the Note (as defined below), and the amount of funds totaled $6,499,999.84.

ITEM 4.  Purpose of Transaction.

         On May 23, 2008, the Fund exercised the Series J Warrant issued by the Company to the Fund on June 5, 2007 (the "J-Warrant"), receiving a total of 4,362,416 shares of the Company's Common Stock.

         In order to pay for such transaction, the Fund issued a note payable to the order of Vision Opportunity China LP (the "China Fund"), in the principal amount of six million five hundred thousand dollars ($6,500,000) (the "Note"). The outstanding principal balance of the Note is due and payable on August 23, 2008 (the "Maturity Date") or at such earlier time as provided therein. The Note bears interest at a rate per annum equal to 3 month LIBOR (as at the close of business in London on the date of issuance of the Note) plus four percent (4%). Interest on the Note is payable in cash on the Maturity Date and the Note provides for various default provisions as stated therein. As collateral for the Note, the Fund has pledged the 4,362,416 shares of the Company's Common Stock issued to the Fund upon the exercise of the J-Warrant (the "Initial Collateral").

         In addition, the Fund has also pledged such number of Series C Warrants and, if necessary, Series D Warrants issued to it by the Company (collectively, the "Other Warrants"), whose value when applying the China Fund valuation methodology, make up the difference between the current market value of the Initial Collateral at the time of default and $6,500,000 plus accrued interest (the "Additional Collateral" and together with the Initial Collateral, the "Collateral"). The Additional Collateral shall only apply in the event the Fund defaults on the Note and the Company's Common Stock on the trading day prior to the date of the latest demand for repayment of the Note has a closing mid-price below $1.49 per share.

         The Investment Manager has agreed to act as the Collateral Agent on behalf of the China Fund for the purpose of maintaining possession of the Collateral pursuant to a Collateral Agency Agreement between the Fund, the China Fund and the Investment Manager dated as of May 23, 2008.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund directly beneficially owns 5,024,799 shares of Common Stock, representing 27.2% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 14,083,629 shares of Common Stock outstanding as of as of May 14, 2008, as reported by the Issuer's Quarterly Report on Form 10-Q filed May 15, 2008.

                                Page 5 of 7 pages

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,024,799 shares of Common Stock reported herein.

         (c) On May 22, 2008, the Fund purchased 14,500 shares of Common Stock on the open market at $3.00 per share. Other than the foregoing and other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------
         1        Form of Secured Promissory Note

         2        Form of Collateral Agency Agreement



                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund



                                Page 7 of 7 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1        Form of Secured Promissory Note

2        Form of Collateral Agency Agreement

                                   Exhibit 1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE MAKER OF AN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE MAKER THAT THIS NOTE MAY BE SOLD, TRANSFERRED, HYPOTHECATED, OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS.


                       VISION OPPORTUNITY MASTER FUND LTD.

                             Secured Promissory Note
                               due August 23, 2008

No. VC-1                                                           $6,500,000.00
Dated: May 23, 2008


         For value received, Vision Opportunity Master Fund Ltd. ("the Master Fund"), a Cayman Islands exempted company (the "Maker"), hereby promises to pay to the order of Vision Opportunity China LP ("the Holder"), a Limited Partnership established under Vision Opportunity China Fund Limited, a Guernsey registered closed-ended investment company whose shares are traded on the AIM market (together with its successors, representatives, and permitted assigns, "the China Fund"), in accordance with the terms hereinafter provided, the principal amount of SIX MILLION FIVE HUNDRED THOUSAND ($6,500,000.00), together with any accrued and unpaid interest thereon.

         All payments under or pursuant to this Note shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder set forth herein or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder's account. The outstanding principal balance of this Note shall be due and payable on August 23, 2008 (the "Maturity Date") or at such earlier time as provided herein.


                                   ARTICLE I

         Section 1.1 Interest Rate. Beginning on the issuance date of this Note the outstanding principal balance of this Note shall bear interest at a rate per annum (based on a 365 day year) equal to 3 month LIBOR (as at the close of business in London on the date of issuance of this note) plus four percent (4%). Interest on the Note shall be payable in cash on the Maturity Date.

         Section 1.2 Security Interest. This Secured Promissory Note is a direct debt obligation of the Maker, is a secured Obligation between the Maker and Holder, and is secured by a first priority security interest in the Collateral, as defined below, and all proceeds thereof for the benefit of the Holder, and for that purpose Maker hereby grants a security interest in the Collateral and all proceeds thereof.

         (a) "Initial Collateral" shall mean the 4,362,416 common shares of Sunway Global Inc. ("SUWG") issued upon exercise of the J-Warrant issued by SUWG to the Master Fund and pending such issuance, the J-Warrant itself.

         (b) "Additional Collateral" shall mean the number of C- Warrants and, if necessary, D-Warrants, whose value when applying the China Fund valuation methodology, make up the difference between the current market value of the Initial Collateral at the time of default and $6,500,000.00 plus accrued interest in accordance with Section 1.2 above. Additional Collateral shall only apply in the event the Master Fund defaults on the Secured Promissory Note and the common shares of SUWG on the trading day prior to the date of the latest demand for repayment of this Note have a closing mid-price below $1.49 per share.

         Section 1.3 Collateral Agent. Vision Capital Advisors, LLC ("VCA") will act as the Collateral Agent on behalf of the Holder and Jefferies & Company, Inc., located at 520 Madison Avenue, NY, NY 10022, will hold the collateral on VCA's behalf in a "Vision Capital Advisors, LLC as Collateral Agent" account, as referenced in the "Collateral Agent Agreement."

         Section 1.4 Delivery of Certain Collateral. Contemporaneously with the execution of this Agreement and receipt of the loan proceeds, Maker is obligated to pay the loan proceeds directly to SUWG in order to have the J-Warrant fully exercised. Upon full exercise of the J-Warrant, the resulting stock certificate representing the Initial Collateral shall be delivered by SUWG to the Collateral Agent, in accordance with the terms of the "Collateral Agent Agreement," to be held against default and then returned to the Maker if no event of default occurs. Holder covenants not to give instructions to the Collateral Agent, as contemplated by Section 2(b) of the Collateral Agency Agreement executed in connection with this Note, unless there is an event of default.

         Section 1.5 Release. Upon payment and performance in full of this Note, any Collateral pledged by Maker remaining in the possession of the Holder or the Collateral Agent shall be fully released and discharged from the security interest provided hereby and delivered to Maker.

         Section 1.6 Payment on Non-Business Days. Whenever any payment to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment may be due on the next succeeding business day and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

         Section 1.7 Transfer. This Note may be transferred or sold, subject to the provisions of Section 4.8 of this Note, or pledged, hypothecated or otherwise granted as security by the Holder.

         Section 1.8 Replacement. Upon receipt of a duly executed, notarized and unsecured written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof) and a standard indemnity reasonably satisfactory to the Maker, or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

         Section 1.9 Agent for Service of Proceedings and Notices. Maker appoints Vision Capital Advisors, LLC as agent for service of all proceedings and notices pursuant to the terms of this Note. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and delivered to:

         Vision Capital Advisors, LLC
         20 W 55th Street, 5th Floor
         New York, NY 10019


                                   ARTICLE II

                           EVENTS OF DEFAULT; REMEDIES
                           ---------------------------

         Section 2.1 Events of Default. The occurrence of any of the following events shall be an "Event of Default" under this Note:

         (a) the Maker shall fail to make the principal payment on the date such payment becomes due (Date of Maturity) and such default is not fully cured within three (3) business days after the occurrence thereof; or

         (b) default shall be made in the performance or observance of (i) any covenant, condition or agreement contained in this Note and (to the extent such default is capable of being cured) such default is not fully cured within ten (10) business days after the occurrence of such default or (ii) any covenant, condition or agreement contained herein which is not covered by any other provisions of this Section 2.1 and (to the extent such default is capable of being cured) such default is not fully cured within ten (10) business days after the occurrence of such default; or

         (c) any material representation or warranty made by the Maker herein shall prove to have been false or incorrect or breached in a material respect on the date as of which made and the Holder delivers written notice to the Maker of the occurrence thereof; or

         (d) the Maker shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic),
(vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; or

         (e) a proceeding or case shall be commenced in respect of the Maker, without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker and shall continue undismissed, or unstayed and in effect for a period of thirty (30) days; or

         (f) the failure of the Maker to pay any other amounts due to the Holder herein within five (5) business days of the date such payments are due and such default is not fully cured within two (2) business days after the Holder delivers written notice to the Maker of the occurrence thereof; or

         (g)      any material impairment of collateral.

         Section 2.2 Remedies Upon An Event of Default. If an Event of Default shall have occurred and shall be continuing, the Holder of this Note may at any time at its option, (a) declare the entire unpaid principal balance of this Note, together with all interest accrued hereon, due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker. No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the right of the Holder. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

                                   ARTICLE III

                                  MISCELLANEOUS
                                  -------------

         Section 3.1 Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery at the address of the Holder or Maker, as the case may be (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The Maker will also give written notice to the Holder at least ten (10) days prior to the date on which any dissolution, liquidation or winding-up will take place and in no event shall such notice be provided to the Holder prior to such information being made known to the public.

         Section 3.2 Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

         Section 3.3 Headings. Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

         Section 3.4 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a Holder's right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach may be inadequate. Therefore the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to seek and obtain such equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

         Section 3.5 Enforcement Expenses. The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, reasonable attorneys' fees and expenses.

         Section 3.6 Binding Effect. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms hereof.

         Section 3.7 Amendments. This Note may not be modified or amended in any manner except in writing executed by the Maker and the Holder.

         Section 3.8 Compliance with Securities Laws. The Holder of this Note acknowledges that this Note is being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note. This Note and any Note issued in substitution or replacement therefore shall be stamped or imprinted with a legend in substantially the following form:

         "THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR RECEIPT BY THE MAKER OF AN OPINION OF COUNSEL IN THE FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE MAKER THAT THIS NOTE MAY BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE DISPOSED OF, UNDER AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE SECURITIES LAWS."

         Section 3.9   Consent to Jurisdiction. Each of the Maker and the Holder
(i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Note and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Nothing in this Section
4.9 shall affect or limit any right to serve process in any other manner permitted by law. Each of the Maker and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Note shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party.

         Section 3.10 Parties in Interest. This Note shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

         Section 3.11 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

         Section 3.12 Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands' and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.

         (g) No delay or omission on the part of the Holder in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

         (h) THE MAKER ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         The Maker represents and warrants to the Holder as follows:

         Section 4.1 The Maker is a limited corporation, duly organized, validly existing and in good standing under the laws of the Cayman Islands and is duly licensed or qualified to transact business in all jurisdictions where the character of the property owned or leased or the nature of the business transacted by it makes such licensing or qualification necessary. The Maker has all requisite power and authority to conduct its business, to own its properties and to execute and deliver, and to perform all of its obligations under, the Note.

         Section 4.2 Authorization of Borrowing; No Conflict as to Law or Agreements. The execution, delivery and performance by the Maker of the Note and the borrowings have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the Maker's Owners;
(ii) require any authorization, consent or approval by, or registration, declaration or filing with, or notice to, any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any third party, except such authorization, consent, approval, registration, declaration, filing or notice as has been obtained, accomplished or given prior to the date hereof; (iii) violate any provision of any law, rule or regulation (including Regulation X of the Board of Governors of the Federal Reserve System) or of any order, writ, injunction or decree presently in effect having applicability to the Maker or of the Maker's Constituent Documents; (iv) result in a breach of or constitute a default under any indenture or loan or credit agreement or any other material agreement, lease or instrument to which the Maker is a party or by which it or its properties may be bound or affected; or
(v) result in, or require, the creation or imposition of any Lien (other than the Security Interest) upon or with respect to any of the properties now owned or hereafter acquired by the Maker.

         Section 4.3 Legal Agreement. This Note constitutes the legal, valid and binding obligations of the Maker, enforceable against the Maker in accordance with its respective terms.

         Section 4.4 Titles and Liens. The Maker has good and absolute title to all Collateral free and clear of all Liens.

         Section 4.5 Financing Statements. The Maker has authorized the filing of financing statements sufficient when filed to perfect the Security Interest. When such financing statements are filed in the offices noted therein, the Holder will have a valid and perfected security interest in all Collateral which is capable of being perfected by filing financing statements.

         IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed and delivered as of the day and year first written above.



                                       VISION OPPORTUNITY CHINA GP
                                       Signing on Behalf of
                                       VISION OPPORTUNITY CHINA LP

                                       By: ______________________________
                                           Name:
                                           Title:


                                       VISION OPPORTUNITY MASTER FUND, LTD.



                                       By: ______________________________
                                           Name:
                                           Title:

                                    Exhibit 2

                           COLLATERAL AGENCY AGREEMENT

         COLLATERAL AGENCY AGREEMENT (this "Agreement"), dated as of May 23, 2008, among VISION OPPORTUNITY MASTER FUND LTD. (the "Maker"), VISION CAPITAL ADVISORS LLC, as collateral agent (the "Collateral Agent"), and VISION OPPORTUNITY CHINA LP (the "Holder").

                                    RECITALS

         WHEREAS, pursuant to that certain Secured Promissory Note dated as of May 23, 2008 (as from time to time amended, the "Note") between the Maker and the Holder, the Maker has agreed to repay $6,500,000 to the Holder, together with interest thereon, and the Maker has granted to the Holder a security interest in the Collateral, as defined in the Note;

         WHEREAS, the Holder wishes the Collateral Agent to act as its agent for the purpose of maintaining possession of the Collateral;

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1. Appointment. The Holder hereby appoints the Collateral Agent as its agent and bailee and the Collateral Agent hereby accepts such appointment. The Collateral Agent acknowledges and agrees that all Collateral shall be held by the Collateral Agent for the benefit of the Holder in an account of the Collateral Agent at Jefferies & Company, Inc. (the "Custodian").

         2.       Services and Duties of the Collateral Agent.

         (a) The Collateral Agent agrees to hold all Collateral and all Proceeds (as defined in the New York Uniform Commercial Code) of such Collateral, including, without limitation, all dividends and other money or property of any kind distributed in respect of such Collateral, which are delivered to the Collateral Agent, as agent on behalf of the Holder, and acknowledges that it holds and will hold possession of such collateral for the benefit of the Holder subject to Section 2(e) below. The Collateral Agent shall maintain continuous possession of all stock certificates and stock transfer powers relating to the Collateral as agent and bailee of the Holder.

         (b) The Collateral Agent shall (after its receipt of an instruction in writing by the Holder which may only be given upon an event of default) remit the Collateral and/or all amounts received by the Collateral Agent in respect of the Collateral and all Proceeds thereof to or at the direction of the Holder, subject to default.

         (c) The Collateral Agent agrees that the Collateral Agent shall not, unless so instructed by the Holder, (i) sell, dispose of or encumber such Collateral, or (ii) follow any instruction of the Maker in respect of any Collateral or the Proceeds thereof.

         (d) The Collateral Agent shall have no responsibilities or duties whatsoever with respect to Collateral, except for such responsibilities as are expressly set forth herein. Without limiting the generality of the foregoing, the Collateral Agent shall have no obligation to preserve any rights against prior parties or to exercise any right or perform any obligation in connection with the (including, without limitation, no obligation to take any action in respect of or upon receipt of any consent solicitation, notice of default or similar notice received from any bank agent or obligor, except that the Collateral Agent shall undertake reasonable efforts to forward any such notice to the Holder). In case any question arises as to its duties hereunder, the Collateral Agent may request instructions from the Holder and shall be entitled at all times to refrain from taking any action unless it has received proper instructions.

         (e) With respect to the Collateral held by the Collateral Agent in accordance with the provisions hereof, the Maker shall cause the certificates evidencing such Collateral to be delivered to the Custodian for the Collateral Agent together with irrevocable stock transfer powers executed in blank by the Maker.

         3. Indemnity. The Maker agrees to indemnify and hold the Collateral Agent harmless against any losses, liabilities and damages incurred by the Collateral Agent as a consequence of any action taken or omitted to be taken by it in the performance of its obligations hereunder, except to the extent resulting from the Collateral Agent's gross negligence or willful misconduct.

         4. Expenses. All reasonable expenses (including reasonable attorneys' fees and expenses) incurred by the Collateral Agent in connection with this Agreement shall be paid by the Maker.

         5. Counterparts. This Agreement may be executed simultaneously in any number of counterparts each of which when so executed and delivered shall be an original but all of which shall constitute but one and the same document.

         6. Governing Law. This Agreement and the rights and obligations of the parties with respect to the Collateral shall be governed by and construed in accordance with the laws of the State of New York, including applicable provisions of the New York Uniform Commercial Code.

         7. Amendment. This Agreement may not be amended, waived, modified or terminated except by an instrument in writing signed by each of the parties hereto.

         8. Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as an instrument under seal by its duly authorized officer as of the date written above.

                                       VISION CAPITAL ADVISORS LLC,
                                       as Collateral Agent

                                       By: ______________________________
                                           Name:
                                           Title:


                                       VISION OPPORTUNITY CHINA GP
                                       Signing on Behalf of
                                       VISION OPPORTUNITY CHINA LP, as Holder

                                       By: ______________________________
                                           Name:
                                           Title:


                                       VISION OPPORTUNITY MASTER FUND LTD,
                                       as Maker

                                       By: ______________________________
                                           Name:
                                           Title:


                                       3